Exhibit 21.1

LIST OF SUBSIDIARIES OF PROSPECT GLOBAL RESOURCES INC.

Subsidiary	State of Incorporation or Organization	Name(s) under which Subsidiary does Business
Prospect Global Resources Inc.	Delaware	Prospect Global Resources Inc.
American West Potash, LLC
American West Potash, LLC	Delaware	American West Potash, LLC
Apache County Land & Ranch, LLC	Nevada	Apache County Land & Ranch, LLC